WIX

Notice of 2024 Annual Meeting of Shareholders & Proxy Statement

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September 9, 2024

August 5, 2024

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Wix.com Ltd. (the “Meeting”), to be held on September 9, 2024 at 4:30 p.m. (Israel time), at our principal executive offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025.
At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our Board of Directors recommends that you vote FOR each of the Proposals listed in the Notice.
Only shareholders of record at the close of business on August 12, 2024 are entitled to notice of and to vote at the Meeting.
Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.
We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
MARK TLUSZCZ
Chair of the Board of Directors

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are invited to attend the 2024 Annual General Meeting of Shareholders (the “Meeting”) of Wix.com Ltd. (“Wix,” “we,” “our” or the “Company”).

Date and Time:
Monday, September 9, 2024 at 4:30 p.m. (Israel time).
Meeting Location:
The Company’s principal executive offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 (telephone number is +972-3-545-4900).
Who Can Vote:
Shareholders of record at the close of business on Monday, August 12, 2024.
Items of Business and Board Voting Recommendation
The Board unanimously recommends that you vote in favor of each of the foregoing proposals, which are more fully described in the accompanying proxy statement.

PROPOSAL NO. 1.
Re-election of Francesco de Mojana, Ron Gutler and Gavin Patterson as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified.
FOR each director nominee
PROPOSAL NO. 2.	Approval of certain amendments to the Articles of Association of the Company.	FOR
PROPOSAL NO. 3.
Ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.
FOR
And other business as may properly come before the Meeting and any postponements or adjournments thereof.
You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.
YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.
More detailed information and instructions regarding the Meeting, the voting process, the quorum and the required votes for the approval of each of the proposals can be found under “General Information” below.

ABOUT WIX
Wix is the leading SaaS website builder platform globally to create, manage and grow a global, digital presence1. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security, and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.
Wix began as an easy-to-use yet powerful visual development and editing environment that eliminated the need for complex coding and expensive design services, primarily attracting users creating websites for their business or personal use. We refer to these users as “Self Creators”.
Beginning in 2019, we evolved our business strategy to expand our addressable market beyond the Self Creator market into the professional world of design agencies, developers and freelancers creating content and applications for their clients. We refer to these users collectively as “Partners”2.
Over the past almost three decades, we have evolved our platform to serve the needs of any type of user, business, or organization globally in search of a solution to succeed online. Today, we offer a software-driven solution to web development and management that provides a complete and powerful cloud-based platform of products and services, including an industry-leading suite of AI-powered web creation tools. We provide our solutions through a freemium SaaS business model (both free and premium services).
We believe that our dynamic growth strategy, focused execution, balanced approach to investing in our business and strong track record of capital returns will create significant long-term shareholder value.
Detailed information about the Company and our products can be found in our 2023 Annual Report on Form 20-F we filed with the U.S. Securities and Exchange Commission (the “SEC”) (https://www.sec.gov/ix?doc=/Archives/edgar/data/1576789/000157678924000011/wix-20231231.htm).

2006 Year Founded	~268 million Registered Users (as of 3/31/24)	~6.3 million Premium Subscriptions (as of 12/31/23)

1    Based on number of active live sites as reported by competitors' figures, independent third-party-data and internal data as of Q1 2024.
2    “Partners” means agencies and freelancers that build sites or applications for other users (“Agencies”) as well as B2B partnerships, such as LegalZoom or Vistaprint. We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio).

FINANCIAL & BUSINESS HIGHLIGHTS - FISCAL 2023

↑ 13% y/y Revenue Growth	↑ 35% y/y Partners Revenue Growth
↑ 11% y/y Increase of Gross Payments Volume (GPV)	470 bps Y/Y Non-GAAP Gross Margin Improvement
Positive GAAP net income First Year of GAAP Profitability in History	16% FCF[3] Margin Meaningfully Ahead of Three-Year Plan
2023 was a milestone year for Wix, marked by record-setting financial results and landmark product launches. We achieved incredible growth, paired with continued operating leverage from the cost efficiencies implemented in 2022 and early 2023, enabling us to finish ahead of the 2023 targets outlined in our three-year plan (details about our three-year plan can be found in our 2023 Analyst & Investor Day discussion materials). 2023 FCF3 margin was meaningfully higher than expected, and we also achieved positive GAAP net income for the full year – a goal initially set for 2025.
In addition to a better than anticipated year of growth and profitability, 2023 was also a milestone year in terms of innovation with performance and market reception of our key new products far exceeding expectations. Notably, we launched Wix Studio in August 2023. Wix Studio is our cornerstone web creation and management platform for Partners and has proven to be our highest-performing product release in recent history. Wix Studio builds on Wix’s proven capabilities, combined with the latest AI technology, to provide a state-of-the-art solution, enabling the creation of advanced websites and management capabilities at scale. With unmatched flexibility, the platform includes a design, development and creation editor with code capabilities, multi-site management workspaces, and access to new monetization opportunities, all helping to drive efficiency.
As of May 2024, over one million Wix Studio accounts have been created by agencies and freelancers - evidence that our platform is resonating tremendously and garnering growing interest in the professional community. We are continuously improving Wix Studio and have added a number of new features and capabilities since its launch, including enabling Partners to sell Studio templates in the Wix Marketplace, as well as the launch of a Figma to Studio plugin, allowing users to seamlessly export Figma designs into the Wix Studio platform.
AI was another major focus of innovation in 2023, as we built on nearly a decade of leading AI research and product development at Wix. We introduced an expanded suite of new genAI and AI tools to enable users to create online more efficiently and effectively, spanning text and image creation, marketing, commerce, design, and development. Excitingly, in early 2024, we launched our highly anticipated AI Website Builder to all users globally in a variety of languages – an important milestone in our AI journey. The AI Website Builder allows users to effortlessly harness advanced AI capabilities to create their digital presence. With a ready-to-publish website, integrated with relevant business applications and with countless more advanced features in production, we are rapidly ushering in a new era of website creation and user success. Today, nearly all of our users, both Self Creators and Partners, interact with at least one AI tool as they create on Wix. We believe our growing AI capabilities are increasingly making the website creation experience more frictionless and increasing the value of the Wix platform for users. Details about our AI journey, including its integration across internal processes and our comprehensive product offering can be found at www.investors.wix.com.
The momentum from these milestone products along with continued strong cohort behavior has propelled bookings growth acceleration in YTD 2024. We are confident in our expectation that we will continue to exceed the goals set in our three-year plan as well as significantly surpass the Rule of 40 in 2025.
3    Free cash flow excluding one-time cash restructuring charges and expenses associated with the buildout of our new corporate headquarters.

TRACK RECORD OF RESPONSIVENESS TO SHAREHOLDER FEEDBACK

Our Perspective:	Our Strategy:
We believe that shareholder feedback is a key input to Board and Committee discussions and helps inform our decision-making process. As such, we are committed to maintaining regular dialog with our shareholders

Members of our Board and management participate in discussions with shareholders to better understand their perspectives on capital management, dilution, executive compensation and corporate governance
Management leads “listening tours” with top shareholders with the specific objective of hearing feedback about suggested areas of improvement, business initiatives and investor communications
Quarterly earnings calls, investor conference meetings and roadshows, and investor and analyst days provide management’s view of the Company’s progress versus its goals and give shareholders the opportunity to ask questions

We regularly communicate with shareholders to better understand their perspectives and expectations regarding the messaging of and our strategic plan, capital management, and corporate governance.
Shareholder feedback is a key input for Board and committee discussions and helps inform our decision-making process. As part of our investor relations program, we engage with the vast majority of our major institutional shareholders throughout the calendar year through quarterly earnings calls, investor conferences, in-person and virtual investor meetings and investor and analyst days. Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.
Since 2021, members of our management have led “listening tours” with several of our major shareholders to obtain their input. These “listening tours” have provided our management with a strong feedback mechanism that has led to the implementation of multiple initiatives over the years.4
2023/2024 YTD Engagement

The Company engaged in discussions with active institutional shareholders holding approximately 83% of outstanding ordinary shares held by active institutional investors[4]	Directors engaged in discussions with active institutional shareholders holding approximately 59% of outstanding ordinary shares held by active institutional investors[4]
4 As of June 30, 2024

CORPORATE GOVERNANCE HIGHLIGHTS
We have adopted corporate governance practices designed to ensure that (i) our corporate policies reflect our values and business goals and are aligned with the interests of our shareholders; (ii) our corporate governance structure is effective; and (iii) we operate in a way that is open, honest and transparent.

Governance Principles	Corporate Governance Practice
Accountability to Shareholders	Our ordinary shares are our only class of stock, with one vote per share
Our directors are elected by majority of shares voted
Board Independence	Our corporate governance practices are overseen by our Board, which currently comprises nine members
Eight of our nine current directors qualify as independent directors under the independence requirements of the Nasdaq Stock Market LLC (“Nasdaq”)
Our Board is led by an independent chair of the Board (“Chair”) and a lead independent director (“Lead Independent Director”)
Our independent directors regularly meet in executive sessions
All of our three standing Board committees - Audit, Compensation, and Nominating, Governance and Environmental Committee (“NGEC”) - are 100% independent
Board Composition	22% of our Board members are women
Our Board and NGEC annually assess the attributes, experience and diversity of our directors, providing us with a diverse range of perspectives
50% of our independent directors have been appointed within the last four years, each adding a fresh perspective and unique experience and expertise to the Board
Board Policies and Practices	Our Board and each of its committees meet regularly throughout the year on a set schedule and hold special meetings as needed
Our Board and each of its committees conduct annual self-evaluations, as well as a review of the charters for each Board committee
Our Board holds regular sessions without management present, which are led by the Board Chair and the Lead Independent Director
Our NGEC oversees risks associated with overall governance and ESG
Our Compensation Committee oversees our executive compensation practices and evaluates the performance of our executive team, including our CEO, on an annual basis
Our Audit Committee oversees cybersecurity risk
Risk Mitigation and Alignment of Interests	We have robust share ownership guidelines for executive officers and directors
We have adopted a clawback policy in compliance with new SEC and Nasdaq requirements
Our directors and executive officers are limited in pledging or hedging or executing other transactions designed to hedge or offset any decrease in the market value of our ordinary shares. Short sales of our securities by directors and officers are prohibited

Dilution Management	Our Board continues to take a disciplined approach to dilution management

ENVIRONMENTAL, SOCIAL & GOVERNANCE HIGHLIGHTS
At the core of our company’s strategy lies the belief that the internet should be both safe and accessible to everyone. With this principle in mind, our platform strives to make a positive impact, creating a better world for all and offering opportunities to users and businesses of every size, age, economic background, skill level, location, or vision. We aim to cultivate a culture of inclusivity and fairness, where every individual has the chance to thrive, is treated fairly, and plays a pivotal role in the Company's success. We value collaboration, mutual support, and collective responsibility in building and enhancing our Company, so that each member feels valued and supported.
The pillars that influence the specific ways in which we are working to make positive change in our communities and the key issues that we believe are important to our business and stakeholders include:
Our users, team members and community – We take pride in championing fair and accessible, professional opportunities for our users, employees and local communities to feel empowered to grow and achieve their goals. Our dedication to facilitating positive and safe experiences extends to investments in infrastructure and policies to protect user data and privacy, as well as ethics, encompassing both users and a code of conduct which applies to employees, full-time contractors and service providers. We also celebrate diversity and strive to combat systemic biases, such as those regarding age, gender, race, and more, and aim to create an inclusive environment to promote overall well-being and aim to create a positive impact.
Our environment – At Wix, we recognize the importance of preserving our environment and encourage sustainable practices. We strive to be proactive in reducing environmental impact through responsible resource management, waste reduction, and energy-efficient initiatives. By considering environmental sustainability, we aim not only to reduce our own resource needs but also to contribute positively to the communities in which we operate, helping to achieve a brighter future for generations to come. Through our actions, we demonstrate our focus on environmental stewardship, and seek to foster a culture of responsibility and accountability within our organization.
Our company – At Wix, accountability, transparency, and ethical conduct in our operations are considered essential. We prioritize integrity and compliance with laws and regulations to maintain trust with our stakeholders. Integrating strong corporate governance and ethical business principles into our practices, we aim to lead by example and drive positive change.
A copy of the Company’s most recent annual Environmental, Social, and Governance (ESG) Report for the year 2023 is available at the “Investor Relations” portion of our website, https://investors.wix.com/. The contents of this website, including the ESG Report, are not incorporated by reference into this proxy statement.

GENERAL INFORMATION
The Meeting will be held on September 9, 2024 at 4:30 p.m. (Israel time), at our principal executive offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025.
This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Wix ordinary shares, beginning August 5, 2024.
You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on August 12, 2024. You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee, which is one of our shareholders of record, at the close of business on August 12, 2024, or which appears in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.
This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company and Adding an Item to the Agenda), 5760-2000, and our Articles of Association (the “Articles”). The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999 (the “Companies Law”), is August 12, 2024. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the SEC under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website, https://investors.wix.com/ or at our principal executive offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.
Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by our transfer agent or at our principal executive offices, at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 in either case, no later than 11:59 p.m. EDT on September 8, 2024 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.
Quorum and Adjournment
On July 22, 2024, we had a total of 54,821,788 ordinary shares outstanding. Each ordinary share outstanding as of the close of business on August 12, 2024, the record date, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they jointly hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.
Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) are generally expected to have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.
The Board shall have the authority at any time to cancel or adjourn the Meeting for a period of up to 21 days from the date of the Meeting and/or to remove one or more items from the agenda of the Meeting.
Vote Required for Approval of Each of the Proposals
The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.
Apart from for the purpose of determining a quorum, broker non-votes (if any) are not treated as votes case and are not counted in determining the outcome of these proposals. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.
How You Can Vote
Registered Holders
If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Equinity Trust Company of New York, New York, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 or our registrar and transfer agent receives it, in either case, no later than 11:59 p.m. EDT on September 8, 2024.
If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles.
Beneficial Owners
If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.
Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.
Who Can Vote
You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on August 12, 2024. You are also entitled to be notified about the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on August 12, 2024, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies
A shareholder of record may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 Attn: Naama Kaenan, Corporate Secretary, at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chair of the Meeting; (iii) by signing and returning a proxy card with a later date, provided that the later proxy is received by the Company at our principal executive offices, at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 or our registrar and transfer agent receives it, in either case, no later than 11:59 p.m. EDT on September 8, 2024; or (iv) by attending and voting in person at the Meeting. Attendance at the Meeting will not by itself constitute revocation of a proxy.
If you hold ordinary shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.
Solicitation of Proxies
Proxies are being distributed to shareholders beginning August 15, 2024. Certain officers, directors, employees and agents of Wix may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.
Voting Results
The final voting results will be tallied by the Company’s Corporate Secretary based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.
Availability of Proxy Materials
Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.wix.com/. The contents of that website are not incorporated by reference into this proxy statement.

Security Ownership of Certain Beneficial Owners and Management
The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided by us and (ii) all of our directors and executive officers as a group, as of July 22, 2024. Except as otherwise set forth below, the street address of the beneficial owners is c/o Wix.com Ltd., the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
All executive officers and directors as a group (14 persons) (3)	4,393,408	7.66%

Principal Shareholders
Baillie Gifford & Co (4)	7,788,745	14.2%
BlackRock, Inc. (5)	2,905,895	5.3%
(1)Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.
(2)The percentages shown are based on 54,821,788 ordinary shares outstanding as of July 22, 2024. Ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(3)Consists of (i) 1,864,769 ordinary shares directly or beneficially owned by Wix’s directors and executive officers, (ii) 2,499,112 ordinary shares underlying options beneficially owned by Wix’s directors and executive officers that are currently exercisable or exercisable within 60 days of the date of this table and (iii) 29,527 ordinary shares underlying RSUs beneficially owned by Wix’s directors and executive officers that are subject to vesting conditions expected to occur within 60 days of the date of this table.
(4)This information is based upon a Schedule 13G/A filed by Baillie Gifford & Co, or BGC, with the SEC on January 26, 2024. The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. Pursuant to the Schedule 13G/A, BGC has sole voting power over 5,810,418 ordinary shares and sole dispositive power over 7,788,745 ordinary shares. Securities reported on the Schedule 13G/A are beneficially owned by BGC and are held by BGC and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies, employee benefit plans, pension funds or other institutional clients.
(5)This information is based upon a Schedule 13G filed by BlackRock, Inc. with the SEC on February 2, 2024. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. Pursuant to the Schedule 13G, BlackRock, Inc. has sole voting power over 2,690,455 ordinary shares and sole dispositive power over 2,905,895 ordinary shares.
Compensation of Executive Officers
For information concerning the annual compensation earned during 2023 by our five most highly compensated executive officers, see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on March 22, 2024, a copy of which is available on our website at https://investors.wix.com/.

PROPOSAL NO. 1 – PROPOSAL TO RE-ELECT THREE DIRECTORS
Background
Our Board currently has nine directors and is divided into three classes with staggered three-year terms as follows:
•The Class I directors are Deirdre Bigley, Allon Bloch, and Ferran Soriano, and their terms expire at our annual general meeting of shareholders to be held in 2026;
•The Class II directors are Francesco de Mojana, Ron Gutler, and Gavin Patterson, and their terms expire at this Meeting; and
•The Class III directors are Avishai Abrahami, Diane Greene, and Mark Tluszcz, and their terms expire at our annual general meeting of shareholders to be held in 2025.
At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.
You are being asked to re-elect our Class II directors, Francesco de Mojana, Ron Gutler, and Gavin Patterson. Each of Mr. de Mojana, Mr. Gutler, and Mr. Patterson qualifies as an independent director under Nasdaq independence criteria. Furthermore, each of Mr. de Mojana and Mr. Gutler qualifies as independent under the additional independence criteria of Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to independence criteria applicable to audit committee members, and each of Mr. Gutler and Mr. Patterson qualifies as independent under the additional Nasdaq independence considerations applicable to compensation committee members. In addition, our Board has determined that Mr. Gutler is an “audit committee financial expert” under SEC rules and meets the requirements for financial sophistication under Nasdaq requirements.
If re-elected at the Meeting, each of Mr. de Mojana, Mr. Gutler, and Mr. Patterson will serve until the 2027 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law.
In accordance with the Companies Law, each of Mr. de Mojana, Mr. Gutler, and Mr. Patterson has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Wix, taking into account the size and special needs of Wix.
During 2023, each of the directors standing for re-election at the Meeting attended 100% of our Board meetings and the committee meetings of which they are members, and each of the other directors, which do not stand for re-election at the Meeting, attended at least 75% of our Board meetings and the committee meetings of which they are members.
The NGEC recommended that each of Mr. de Mojana, Mr. Gutler and Mr. Patterson be re-elected at the Meeting as a Class II director for a term to expire at the 2027 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law. Our Board approved this recommendation.
Biographical information concerning Mr. de Mojana, Mr. Gutler, and Mr. Patterson, the nominees for re-election as directors at this Meeting, and for each of our other directors is set forth below.

Class II Directors:

Francesco de Mojana Independent Director Age: 54 Director Since 2023 Board Committees: Audit Committee
Qualifications and Expertise
Mr. de Mojana brings over 25 years of experience as both an entrepreneur in the software technology space and investor responsible for numerous private equity investments. With a strong track record of successfully implementing operating efficiencies that drove margin expansion and profitability, he brings a valuable skill set to the board of directors as the Company focuses on balancing growth with sustained profitability.

Experience
Buono Ventures
•Founder, Chief Executive Officer (2019 – Present), of the Italian-based venture capital firm
Permira
•Partner (2004 – 2018) of this global private equity firm
Eloft
•Co-founder, Chief Operating Officer (2000 – 2002) of this software knowledge management solution company later sold to Telefonica Group
McKinsey & Company
•Management consultant (1997 – 2000)
Education
B.A. in International Economics, Università Bocconi (Milan)
M.B.A., Columbia University Business School

Ron Gutler Lead Independent Director Age: 66 Director Since 2013 Board Committees: Audit Committee - Chair Compensation Committee - Chair Nominating, Governance and Environmental Committee - Chair
Qualifications and Expertise
Mr. Gutler has significant capital markets expertise and board experience across fast-growing technology companies. He brings to the board of directors a deep understanding of financial and accounting matters, as well as risk management expertise, and contributes seasoned leadership to the board of directors and its committees.

Experience
Blue Border Partners
•Co-founder, (2000 – 2002), of the Blue Border Horizon Fund, a global macro fund
Bankers Trust Company (currently part of Deutsche Bank)
•Partner, Managing Director (1987 – 1999), where he established and led the Israeli office and headed the Global Emerging Markets Trading and Sales
Outside Boards
Public Companies
•Director, Fiverr International Ltd. (2019 – Present), a global online marketplace for freelance services
•Director, CyberArk Software Ltd. (2014 – Present), an identity security company
•Board Chair, NICE Systems Ltd. (2002 – 2013), a global company specializing in contact center software, artificial intelligence and digital and workforce engagement management solutions
Private Companies
•Director, WalkMe Ltd. (2020 – Present), a software company offering a Digital Adoption Platform (in process of going-private)
•Board Chair, G.J.E. 121 Promoting Investment Ltd. (2000 – 2011), a real estate company
Education
B.A. in Economics and International Relations and M.B.A., Hebrew University in Jerusalem

Gavin Patterson Independent Director Age: 56 Director Since 2023 Board Committees: Compensation Committee
Qualifications and Expertise
Mr. Patterson has decades of extensive operating experience across software, media, telecommunications and technology. He has a proven track record of expanding and scaling up business in leadership roles at both Salesforce and at BT Group, where he led the rollout of the UK’s national fiber network, led the £15 billion acquisition of the UK’s biggest mobile provider, EE, launched the sports broadcasting channel, BT Sport, and expanded BT’s cyber security practice. His vast experience will help to oversee and guide the management team as the Company continues to grow.

Experience
Salesforce.com
•President and Chief Strategy Officer (August 2022 – January 2023)
•President and Chief Revenue Officer (2020 – 2022)
•Chairman Europe, Middle East and Africa (2019 – 2020)
BT Group plc
•Group Chief Executive (2013 – 2019), of one of the UK’s largest telecommunications and network providers
•Executive Director, BT Retail CEO (2008 – 2013)
•Group Managing Director, Consumer and Chief Marketing Officer (2004 – 2008)
Outside Boards
Public Companies
•Director, Ocado Group (June 2024 – Present), an AIM-listed global software and robotics platform providing a unique solution for online grocery
•Board Chair, Elixirr Consulting (2019 – Present), an AIM-listed business consulting firm
•Director, BT Group plc (2013 – 2019)
Private Companies
•Chair, Kahoot! (March 2024 – Present), an online game-based learning platform
•Director, Mobileum (2022 – Present), a leading provider of analytics solutions for the telecom industry
•Director, Fractal Analytics (2019 – Present), a provider of artificial intelligence and advanced analytics
Other
•Member, Governing Council of The London School of Economics
Education
MEng in Chemical Engineering, Cambridge University

Class I Directors:

Deirdre Bigley Independent Director Age: 59 Director Since 2017 Board Committees: Audit Committee Compensation Committee Nominating, Governance and Environmental Committee
Qualifications and Expertise
Ms. Bigley has over three decades of senior leadership experience in global marketing and branding in large, complex organizations. Her expertise strengthens the board of directors’ oversight of the Company’s business strategy, particularly as it pertains to its marketing and branding of new products to a global audience.

Experience
Bloomberg, L.P.
•Chief Marketing Officer (2014 – 2021)
•Head of Marketing Communications (2009 – 2014)
IBM
Positions of increasing responsibility over her 13-year tenure, including
•Vice President of Worldwide Brand (2008 – 2009)
•Vice President of Worldwide Advertising and Interactive (2003 – 2008)
Outside Boards
Public Companies
•Director, Taboola.com Ltd. (2021 – Present), a technology platform company that powers recommendations for the open web
•Director, Sportradar Group AG (2021 – Present), a global provider of sports betting and sports entertainment products and services
•Director, Shutterstock, Inc. (2016 – Present), a global provider of commercial imagery and music
Education
B.A. in English Literature, West Chester University

Allon Bloch Independent Director Age: 54 Director Since 2016
Qualifications and Expertise
For over twenty years, Mr. Bloch has held executive and advisory roles at high-growth technology companies. He has been a co-founder of multiple disruptive start-ups, having successfully led them through critical phases of product and market development. He brings valuable expertise and perspective to the board of directors as Wix’s business strategy is focused on disruptive product-led growth.

Experience
K Health Inc.
•Co-Founder and Chief Executive Officer (2016 – Present) of digital health company
Vroom Inc.
•Co-Founder and Chief Executive Officer (2014 – 2016) of this leading online U.S. car retailer
Dolphin Software Ltd. (dba mySupermarket)
•Chief Executive Officer (2010 – 2014), of this private online grocery shopping company
Wix.com Ltd.
•Director (2008 – 2013), member of audit committee (2018 – 2023)
•President, Co-Chief Executive Officer (2008 – 2010)
Greylock Partners
•Advisor (2012 – 2015) to Israel and Europe Fund, of this venture capital firm focused on technology start-ups
Jerusalem Venture Partners
•Principal and General Partner (2000 – 2007), of this early-stage venture capital firm based in Israel
Outside Boards
Private Companies
•Director, K Health Inc. (2016 – Present)
•Director, Genoox (2016 – 2019), a genomic data management platform
Education
B.Sc. in Biology, Tel-Aviv University
M.B.A., Columbia University Business School

Ferran Soriano Independent Director Age: 56 Director Since 2020
Qualifications and Expertise
Over his career Mr. Soriano has transformed small organizations into global commercial successes. In the five years under his leadership, FC Barcelona more than doubled its sales, returned to profitability and signed a landmark charity deal with UNICEF. Similarly, when he joined CFG, he began with one football club, Manchester City F.C., and over his tenure, has expanded into total or partial ownership of 13 football clubs all over the world. His experience strengthens the board of directors’ oversight of management and its ability to drive profitable global growth.

Experience
City Football Group (CFG)
•Chief Executive Officer (2012 – Present) of a global leading private owner and operator of football clubs, with total or partial ownership of 13 clubs in major cities across the world
FC Barcelona
•Vice Chairman and Chief Executive Officer (2003 – 2008)
Cluster Consulting (a/k/a DiamondCluster)
•Co-founder, Partner (1994 – 2003) of the management consulting firm
Outside Boards
Public Companies
•Director, Ollamani, S.A.B. (2024 – Present), a provider of professional sports services, games and raffles, publication and distribution of magazines
Private Companies
•Board Chair, Spanair (2009 – 2012)
Education
B.B.A, M.B.A., ESADE (Barcelona), with related studies at Rensselaer Polytechnic Institute (New York) and Université Catholique de Louvain (Belgium)

Class III Directors:

Avishai Abrahami Co-founder, CEO and Director Age: 52 Director Since 2006
Qualifications and Expertise
As co-founder of Wix, Mr. Abrahami has significant institutional knowledge of its operations over his 17 years as a Chief Executive Officer. In addition, he has co-founded other software companies, where he has developed, scaled and brought innovative solutions to market. His broad experience helps the board of directors provide effective oversight of the Company’s business strategy in a fast-evolving software market.

Experience
Wix.com Ltd.
•Co-founder, Chief Executive Officer (2006 – Present)
•Co-Chief Executive Officer (2006 – 2010)
•Board Chair (2013 – 2016), Honorary Chair (2016 - Present)
Arel Communications & Software Ltd.
•VP of Strategic Alliances (2004 – 2006) of a private Israeli communication technology company
Sphera Corporation
•Co-founder, Chief Technology Officer (1998 – 2000) of a private company that develops software for managing data centers
•VP of Product Marketing (2000 – 2003)
AIT Ltd.
•Co-founder, Chief Technology Officer (1993 – until its sale in 1997) of a private Israeli software company
Outside Boards
Public Companies
•Director, Monday.com Ltd. (2012 – Present), a work management and productivity app
•Director, SodaStream International Ltd. (2016 – until its sale to PepsiCo Inc. in 2017)
Other
•Israeli Defense Forces’ elite computer intelligence unit (1990 – 1992)

Diane B. Greene Independent Director Age: 68 Director Since 2020
Qualifications and Expertise
Ms. Greene is among the most prominent entrepreneurs in the development of cloud computing, an experienced leader in the enterprise software industry, a distinguished technologist and proven board member of large and complex technology companies. Her broad experience helps the board of directors oversee the Company’s management, business strategy, and capital allocation.

Experience
Google LLC
•SVP, Chief Executive Officer for Google Cloud (2015 – 2019)
VMware, Inc.
•Co-founder, Chief Executive Officer, President (1998 – 2008), through the 2007 IPO of the cloud computing and virtualization software company
EMC Corporation
•Executive Vice President (2005 – 2008) of the provider of information infrastructure and virtual infrastructure technologies, solutions and services
VXtreme
•Co-founder, Chief Executive Officer (1995 – 1997), until the sale to Microsoft of the video streaming software company
Outside Boards
Public Companies
•Director, A.P. Møller – Mærsk A/S (2020 – 2023), a Danish shipping and logistics company
•Director, SAP SE (2018 – 2020), the market leader in enterprise application software
•Director, Alphabet, Inc. (2012 – 2019)
•Director, Intuit Inc. (2006 – 2018), a global technology platform specializing in financial software
•Director, VMware, Inc. (1998 – 2008)
Private Companies
•Director and Compensation Committee Chair, Stripe (2018 – Present)
•Board Chair, Massachusetts Institute of Technology Corporation (2020 – 2023) and Life Member of the Corporation
Other
•Member, National Academy of Engineering
•Co-Chair, School of Engineering Advisory Board, University of California, Berkeley (2018 – Present)
Education
M.S. in Computer Science, University of California, Berkeley
M.S. in Naval Architecture, Massachusetts Institute of Technology
B.A. in Mechanical Engineering and Honorary Doctorate, University of Vermont

Mark Tluszcz Independent Board Chair Age: 57 Director Since 2010
Qualifications and Expertise
Mr. Tluszcz has more than 20 years of experience in the stewardship of successful early-stage investments in the technology sector, such as Skype and Wix. He provides our board of directors with the expertise to help ensure capital is allocated to areas of the business with the highest growth and profit potential, and that Wix maintains the talent and culture necessary to create and scale innovative technology solutions.

Experience
Mangrove Capital Partners
•Co-founder and CEO (2000 – Present) of a venture capital firm focused on early-stage investments in technology companies
Outside Boards
Private Companies
•Director, JobToday S.A. (2015 – Present)
•Director & Board Chair, K Health Inc. (2017 – Present)
•Director, TBOL Limited (2017 – Present)
•Director, Red Points Solutions, S.L. (2019 – Present)
Other
•Named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology
•Named by PaperJam Magazine as one of the 100 most influential persons in Luxembourg in 2012, 2014 and 2022
Education
B.A. with honors, Eckerd College

Proposal
The shareholders are being asked to re-elect each of Mr. de Mojana, Mr. Gutler and Mr. Patterson for a term to expire at the 2027 annual general meeting of shareholders, and until his respective successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law.
It is proposed that the following resolutions be adopted at the Meeting:
RESOLVED, that Francesco de Mojana be re-elected as a Class II director, to serve until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles or the Companies Law.
FURTHER RESOLVED, that Ron Gutler be re-elected as a Class II director, to serve until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles or the Companies Law.
FURTHER RESOLVED, that Gavin Patterson be re-elected as a Class II director, to serve until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles or the Companies Law.
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Board recommends a vote “FOR” the re-election of each of Mr. de Mojana, Mr. Gutler and Mr. Patterson as a Class II director for a term to expire at the 2027 annual general meeting of shareholders, as described in this Proposal No. 1.

PROPOSAL NO. 2 – PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION OF THE COMPANY
Background
The Company’s Articles were adopted prior to the Company’s IPO in 2013, and have since been amended only once in 2016 in order to conform to specific new Israeli regulations at the time.
In light of developments in market practice and local Israeli legislation since then, the Board has recommended that the Company implement certain amendments to our Articles to explicitly align them with local Israeli legislation applicable to Israeli companies traded on Nasdaq, and with our local peers.
Our shareholders are being asked to approve the amendments to the Articles described below.
The Board has reviewed the proposed amendments and has determined that they are in the best interests of the Company and its shareholders, as detailed below.
Proposed Amendments to the Articles of Association
Shareholder Proposal Request
On March 12, 2024, the Israeli Companies Regulations (Relief for Companies with Securities Listed for Trading on a Foreign Stock Exchange), 2000, were amended (the “Amended Relief Regulations”) to provide that (i) one or more shareholders of an Israeli company traded on Nasdaq (such as Wix) must hold at least 5% of the voting rights of the Company in order to request the board of directors to include an item relating to the appointment or removal of a director on the agenda of a General Meeting of the shareholders of the Company, which changed the previous requirement of 1% of the voting rights of the Company; and (ii) one or more shareholders of an Israeli company traded on Nasdaq (such as Wix) must hold at least 10% of the voting rights of the Company or 10% of the issued share capital of the Company and at least 1% of the voting rights of the Company, in order to request the board of directors to hold a Special General Meeting of the shareholders of the Company, which changed the previous requirement of 5% of the voting rights of the Company or 5% of the issued share capital of the Company and at least 1% of the voting rights of the Company.
In light of the new Amended Relief Regulations and their adoption among our local peers, we are proposing to amend Articles 34.1 and 34.6 of our Articles; which were drafted in accordance with Israeli law at the time of our IPO, to be consistent with current Israeli governance rules. We are also proposing to replace the reference to a specific timeline for the delivery of any such shareholder proposal with a general reference to the applicable deadline under the Companies Law.
In approving this amendment to our Articles, our Board determined that the proposed amendment would eliminate inconsistencies between our Articles, the Amended Relief Regulations, the Companies Law and the articles of association of our Israeli domiciled peer companies registered with the SEC.
Accordingly, our Board has determined that it is in the best interests of the Company that Articles 34.1 and 34.6 of the Articles be amended as follows (additions in underline and deletions in strike through text):
“34.    Shareholder Proposals
34.1.    A shareholder (a "Proposing Shareholder") holding the required percentage under the Companies Law ~~one percent or more~~ of the outstanding voting rights in the Company, which entitles such Shareholder(s) to require the Company to include a matter on the agenda of a General Meeting, may request, subject to the provisions of Section 66(b) of the Companies Law, that the Board of Directors include a proposal on the agenda of a General Meeting to be held in the future, provided that the Proposing Shareholder gives timely notice of such request in writing (a "Proposal Request") to the Company and the Proposal Request complies with all the requirements of this Article 34, these Articles and applicable law and stock exchange rules. To be considered timely, a Proposal Request must be delivered, either in person or by certified mail, postage prepaid, and received at the principal executive office of the Company, as per applicable law ~~no less than sixty (60) days prior to the date of issuance of the Company's proxy statement summoning a General Meeting~~.

...
34.6    A Proposing Shareholder holding the required percentage under the Companies Law ~~(i) five percent (5%) or more of the outstanding voting rights in the Company or (ii) five percent (5%) or more of the outstanding share capital and one percent (1%) or more of the voting rights in the Company,~~ may request, subject to the provisions of Section 63(b)(2) of the Companies Law, that the Board of Directors convene a Special General Meeting, provided that the request complies with all the applicable requirements of a "Proposal Request" set forth in this Article 34 above, these Articles and applicable laws and stock exchange rules.”
Donations in Kind
Pursuant to the Companies Law, an Israeli company may donate money or other assets only if its articles of association explicitly provides for such right.
Our Articles provide that the Company is entitled to donate a reasonable sum of money for charitable purposes.
Our Board recommends an amendment to Article 9 of our Articles to clarify that our Board may determine the form of charitable donations, including in-kind contributions, such as in the form of Company securities. The articles of association of all our Israeli domiciled peer companies, as well as other public Israeli companies allow for charitable donations in other forms of contribution other than cash, such as company securities.
For the avoidance of doubt, to the extent the Company decides to make charitable donations in the form of Company securities, it will seek Board approval prior to issuance, as required under the Companies Law, and effectuate such donations of Company securities in accordance with any guidelines the Board may adopt from time to time, which may include:
•determining the terms and scope of permitted donations, including donation recipients;
•the application process for donation requests;
•the scope of diligence to be performed on recipients; and
•the value of aggregate annual donations and per donation/recipient.
In light of these considerations, our Board has determined that it is in the best interest of the Company that the Articles be amended as follows (additions in underline), to permit the Company to make charitable contributions in other forms besides cash, such as in-kind contributions, including in the form of Company securities:
“Donations
9.    The Company is entitled to donate a reasonable sum of money (in cash or in kind, including in Company securities) for charitable purposes. The Board of Directors of the Company is entitled to determine, at its discretion, rules for the making of donations by the Company.”
Forum for Adjudication of Disputes
A forum selection provision in a corporate charter document (or articles) requires that certain types of lawsuits be litigated in a specific forum that is selected by the company. Such a clause can be an effective way for a company to reduce litigation costs and increase outcome predictability. Following a judicial decision in Delaware validating federal forum selection provisions of a Delaware corporation, many SEC-registrant public companies have adopted a forum selection clause in their constituent documents, including Israeli domiciled companies that became public after the time of our IPO. Currently, our Articles do not include forum selection provisions.
Our Board has considered the appropriateness of a forum selection provision and has determined that it is in the best interest of the Company and its shareholders to adopt such a clause.
The proposed amendment provides that, unless we consent in writing to the selection of an alternative forum:
•The federal district courts of the United States of America, shall be the exclusive forum for the resolution of any claim arising under the United States federal securities laws; and
•The Tel Aviv courts shall be the exclusive forum for any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968, including: (i) any derivative action or proceeding brought on behalf of the Company, and (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders.

The proposed amendment also provides that any person or entity purchasing or otherwise acquiring or holding any shares of the Company shall be deemed to have notice of and consented to these provisions.
We believe that adopting the amendment is in the best interest of the Company and its shareholders for the following reasons:
•A United States federal forum selection provision allows for the consolidation of multi-jurisdiction litigation in a single United States federal district court and reduces the risk that the outcome of cases in multiple jurisdictions could be inconsistent;
•The amendment will help provide for efficiencies in managing the procedural aspects of securities litigation; and
•Following adoption of the proposed amendment, all intra-corporate disputes, other than those complaints asserting a cause of action arising under the United States securities laws, will be litigated in Tel Aviv in the State of Israel, where the Company is incorporated and whose law governs such disputes. Moreover, Israeli courts have developed considerable expertise in dealing with corporate law issues involving Israeli companies that are listed in foreign jurisdictions, as well as a substantial and influential body of case law construing Israel’s corporate law and long-standing precedent regarding corporate governance.
The proposed provisions are not being proposed in anticipation of any specific litigation or transaction, and the amendment will only regulate the forums where shareholders may file certain claims. It does not restrict the ability of our shareholders to bring such claims, nor does it affect substantive rights or the remedies available if such claims are successful. Moreover, the Company will retain the ability to consent to an alternative forum in circumstances where the Company determines that its interests and those of its shareholders are best served by permitting a particular dispute to proceed in an alternative forum.
Given these considerations, our Board has determined that it is in the best interest of the Company to add to our Articles the following new Article 97 (additions in underline):
“97.    Forum for Adjudication of Disputes.
97.1.    Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action related to the Company’s securities and arising under the U.S. securities laws, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.
97.2.    Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law, including, (i) any derivative action or proceeding brought on behalf of the Company, and (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders.
97.3.    Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article 97. Without prejudice to the foregoing, if any provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected, and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.”

Proposal
The shareholders are being asked to approve amendments to Articles 9, 34.1 and 34.6 of our Articles and to approve the addition of a new Article 97, as set forth above.
It is proposed that the following resolution be adopted at the Meeting:
RESOLVED, to approve an amendment to the Articles of the Company, as set forth in Proposal 2 of this proxy statement.
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Board recommends a vote “FOR” the amendment of the Articles of the Company, as described in this Proposal 2.

PROPOSAL NO. 3 – PROPOSAL TO RATIFY THE APPOINTMENT & COMPENSATION OF OUR INDEPENDENT PUBLIC ACCOUNTANTS
Background
Our Audit Committee and Board have appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2024.
The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2023	2022
	(in USD thousands)
Audit fees (1)	1,093	906
Audit-related fees (2)	31	36
Tax fees (3)	255	297
Total	1,379	1,239

(1)	“Audit fees” are the aggregate fees paid for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.
(2)	“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.
(3)	“Tax fees” includes fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
Representatives of Kost, Forer, Gabbay & Kasierer will attend the Meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the Meeting. In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2023 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2023, including our 2023 audited consolidated financial statements, is available at the “Investor Relations” portion of our website, at http://investors.wix.com/.
Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.
When Proposal No. 3 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2023.

Proposal
The shareholders are being asked to approve the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Wix.com Ltd.’s independent public accountants for the year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders and to ratify and authorize the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.
It is proposed that the following resolution be adopted at the Meeting:
RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Wix.com Ltd.’s independent public accountants for the year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Board recommends a vote “FOR” the ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders, as described in this Proposal No. 3.

OTHER BUSINESS
The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.
SHAREHOLDER PROPOSALS FOR 2025 ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
Under the Companies Law and our Articles (subject to approval of Proposal 2), shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, and provided further that in case such proposal relates to the appointment or removal of a director, the required shareholding threshold for such a request shall be at least 5% of the Company’s outstanding voting rights. To be considered for inclusion in the Company’s proxy statement for our 2025 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025, Attn: Naama Kaenan, Corporate Secretary, and must otherwise comply with the requirements of the Companies Law. The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than June 11, 2025); provided that if the date of the 2025 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the seventh calendar day following the day on which we call and provide notice of the 2025 annual general meeting of shareholders.
We currently expect that the agenda for our annual general meeting of shareholders to be held in 2025 will include: (i) the election (or re-election) of Class III directors; (ii) the ratification of the appointment (or reappointment) and compensation of the Company’s auditors; and (iii) presentation and discussion of the financial statements of the Company for the year ended December 31, 2024 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than 10 days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2025 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. The Company may disregard shareholder proposals that are not timely and validly submitted.
The information set forth in this section is, and should be construed as, a “pre-announcement notice” of the 2025 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice and Announcement of General Meetings and Class Meetings in a Public Company and Addition of an Item to the Agenda), 2000, as amended.

ADDITIONAL INFORMATION
The Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 22, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.wix.com/.
The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,
MARK TLUSZCZ
Chair of the Board of Directors

Dated: August 5, 2024

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

in 000s
	FY2022	FY2023
Gross Profit	$861,439	$1,049,137
Share based compensation expenses	$17,811	$15,013
Acquisition related expenses	$140	$229
Amortization	$2,968	$2,669
Non-GAAP Gross Profit	$882,358	$1,067,048
% of revenue	64%	68%

Net cash provided (used) by operating activities	$37,152	$248,246
Capital expenditures, net	$(70,664)	$(66,049)
Free Cash Flow	$(33,512)	$182,197

Capital expenditures and other cash costs related to Wix HQ office build out	$65,920	$57,946
Restructuring	$—	$5,915
Free Cash Flow (excluding capex and other cash costs related to HQ build out)	$32,408	$246,058
% of revenue	2%	16%

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases.
The forward-looking statements contained in this proxy statement are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and partners, and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product; our expectations regarding our ability to develop relevant and required products using artificial intelligence (“AI”), the regulatory environment impacting AI and AI-related activities, including privacy and intellectual property, and potential competitive impacts from AI tools; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; our expectation to comply with AI, privacy, and data protection laws and regulations as well as contractual privacy and data protection obligations; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve and maintain profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the Israel-Hamas war and/or the Israel-Hezbollah hostilities and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners, large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 22, 2024. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.
Any forward-looking statement made by us in this proxy statement speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.